06002852

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Covington Associates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Central Street
(No. and Street)

Boston (City) Massachusetts (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin Dunn (617) 314-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle
(Name – *if individual, state last, first, middle name*)

160 Federal Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

PROCESSED
MAY 12 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH, D.C.
203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher H. Covington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Covington Associates LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Member

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report. N/A
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

TO THE MEMBERS
COVINGTON ASSOCIATES LLC
Boston, Massachusetts

We have audited the accompanying statements of financial condition of Covington Associates LLC as of December 31, 2005 and 2004, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2005 and the period from November 25, 2003 through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Covington Associates LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year ended December 31, 2005 and the period from November 25, 2003 through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Parent, McLaughlin & Nangle

Certified Public Accountants

January 24, 2006

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica , MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1089
508/880-4955
Fax No. 508/823-6976

COVINGTON ASSOCIATES LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2005	2004
ASSETS		
Cash and cash equivalents	$ 53,058	$ 71,892
Accounts receivable	318,294	183,071
Other assets	44,427	32,527
Office furniture and equipment, net of accumulated depreciation of $19,401 in 2005 and $13,585 in 2004	34,588	16,007
	$ 450,367	$ 303,497
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable	$ 20,524	30,702
Accrued expenses	10,325	21,716
	30,849	52,418
Members' equity	419,518	251,079
	$ 450,367	$ 303,497

See notes to financial statements.

PMN

COVINGTON ASSOCIATES LLC

STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005
AND THE PERIOD FROM NOVEMBER 25, 2003 THROUGH DECEMBER 31, 2004

	2005	2004
REVENUE:		
Placement fee	$ 4,412,705	$ 5,029,476
Consulting income	1,503,740	936,256
Seminar income	-	21,705
Other income	149,504	55,507
	6,065,949	6,042,944
EXPENSES:		
Salaries, wages and payroll taxes	2,002,641	1,087,909
Occupancy costs	137,747	154,617
General & administrative expenses	439,044	443,126
Other operating expenses	372,578	443,872
Bad debt expense	120,000	-
	3,072,010	2,129,524
NET INCOME	$ 2,993,939	$ 3,913,420

See notes to financial statements

COVINGTON ASSOCIATES LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005
AND THE PERIOD FROM NOVEMBER 25, 2003 THROUGH DECEMBER 31, 2004

MEMBERS' EQUITY, November 25, 2003	$ 272,659
Net income	3,913,420
Distributions to members	(3,935,000)
MEMBERS' EQUITY, December 31, 2004	251,079
Net income	2,993,939
Distributions to members	(2,825,500)
MEMBERS' EQUITY, December 31, 2005	$ 419,518

See notes to financial statements

COVINGTON ASSOCIATES LLC

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005
AND THE PERIOD FROM NOVEMBER 25, 2003 THROUGH DECEMBER 31, 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 2,993,939	$ 3,913,420
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	5,816	1,755
Bad debt expense	120,000	-
(Increase) Decrease in accounts receivable	(255,223)	27,122
Increase in other assets	(11,900)	(3,000)
(Decrease) Increase in accounts payable	(10,178)	19,266
(Decrease) Increase in accrued expenses	(11,391)	21,716
Total adjustments	(162,876)	66,859
Net cash provided by operating activities	2,831,063	3,980,279
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of office furniture and equipment	(24,397)	(17,706)
Net cash used by investing activities	(24,397)	(17,706)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members	(2,825,500)	(3,935,000)
Net cash used by financing activities	(2,825,500)	(3,935,000)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(18,834)	27,573
CASH AND CASH EQUIVALENTS, beginning of the period	71,892	44,319
CASH AND CASH EQUIVALENTS, end of the period	$ 53,058	$ 71,892

See notes to financial statements

COVINGTON ASSOCIATES LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005
AND THE PERIOD FROM NOVEMBER 25, 2003 THROUGH DECEMBER 31, 2004

A. Organization and Nature of Business:

Covington Associates LLC (the Company) was approved on November 25, 2003 as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's revenue is primarily derived from providing investment banking services which includes investment advisory services and participation in private placement offerings. The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

B. Summary of Significant Accounting Policies:

Revenue recognition:

The Company recognizes revenue from placement fees upon completion of the private placement offering. Investment banking and advisory fees are recognized when earned.

Cash equivalents:

For purposes of the statement of cash flows, the Company considers money market mutual funds and all highly liquid debt instruments with a maturity of three months or less, when purchased, to be cash equivalents.

Office furniture and equipment:

The Company records office furniture and equipment at cost and provides for depreciation on a straight-line basis over the estimated useful lives of the respective assets.

B. Summary of Significant Accounting Policies - (continued):

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The Company is classified as a partnership for federal income purposes and, therefore, the financial statements do not include a provision for income taxes.

C. Commitments:

The Company occupies office space in Boston, Massachusetts under a lease agreement which expires in May, 2009. In addition to the base rent, the Company is obligated to pay a proportionate share of excess tax and operating costs.

Future minimum lease payments required under the operating lease are as follows:

Year Ending December 31:		
2006	$	131,904
2007		133,704
2008		135,504
2009		56,773
	$	457,885

Rental expense charged to operations on this lease amounted to $130,404 in the year ended December 31, 2005 and $149,171 in the period from November 25, 2003 through December 31, 2004.

C. Commitments - (continued):

The Company has noncancelable operating leases for equipment which expire between July, 2006 and April, 2007.

Future minimum lease payments required under the operating leases are as follows:

Year Ending December 31:		
2006	$	9,746
2007		2,082
	$	11,828

Rental expense charged to operations on these leases amounted to $13,136 in the year ended December 31, 2005 and $19,470 in the period from November 25, 2003 through December 31, 2004.

D. Employee Benefits:

The Company had sponsored a non-contributory defined benefit pension plan for employees who had met certain service requirements. During 2005, the Company froze the plan and no further contributions will be made to that plan. During 2005, the Company sponsored a 401(K) Plan. The 401(K) Plan entitles all full-time employees who meet age and service eligibility requirements to make voluntary contributions to the Plan. Contributions cannot exceed the maximum amount under applicable provisions of the Internal Revenue Code. The Company, at its discretion, may contribute to the Plan. Company contributions amounted to $16,260 during the year ended December 31, 2005.

E. Net Capital Requirement:

Under Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital of the greater of 1/15th of aggregate indebtedness, or $5,000. At December 31, 2005, net capital and required net capital, computed in accordance with the rules of the Commission, amounted to $22,209 and $5,000, respectively.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2005

TO THE MEMBERS
COVINGTON ASSOCIATES LLC
Boston, Massachusetts

We have audited the accompanying financial statements of Covington Associates LLC as of December 31, 2005, and for the year then ended, and have issued our report thereon dated January 24, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10 and 11 is presented for purposes of additional analysis, and is not a required part of the basic financial statements; but, is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parent, McLaughlin & Nangle
Certified Public Accountants

January 24, 2006

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica, MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1089
508/880-4955
Fax No. 508/823-6976

COVINGTON ASSOCIATES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2005

NET CAPITAL:	
Total Members' equity qualified for net capital	$ 419,518
Deductions:	
Non-allowable assets:	
Accounts receivable	(318,294)
Other assets	(44,427)
Office furniture and equipment - net	(34,588)
	(397,309)
NET CAPITAL	$ 22,209
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 30,849
TOTAL AGGREGATE INDEBTEDNESS	$ 30,849
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000
Minimum net capital required (6.67% of aggregate indebtedness)	$ 2,057
Excess net capital	$ 17,209
Excess net capital at 1,000%	$ 19,124
Ratio: Aggregate indebtedness to net capital	1.4 to 1
RECONCILIATION OF NET CAPITAL:	
Net capital per unaudited X-17A-5	$ 22,009
Correction of grouping error	200
Net capital, as above	$ 22,209

PMN

COVINGTON ASSOCIATES LLC

EXEMPTIVE PROVISION UNDER RULE 15c3-3

Special account for the exclusive benefit of customers maintained.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE MEMBERS
COVINGTON ASSOCIATES LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Covington Associates LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons;
2) Recordation of differences required by Rule 17a-13; and,
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica, MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1089
508/880-4955
Fax No. 508/823-6976

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations; and, that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Parent, McLaughlin & Nangle

Certified Public Accountants

January 24, 2006